news release

ArcelorMittal announces positive outcome to covenant amendment request

Luxembourg, 17 July 2009 (09:00 CET) - ArcelorMittal ("ArcelorMittal" or "The Company") is pleased to announce a positive outcome to the covenant amendment request to existing lenders in the EUR17,000,000,000 Credit Facilities, the USD4,000,000,000 Revolving Credit Facility and the USD3,250,000,000 Forward Start Facility (together the "Facilities"). The covenant consent process does not increase the borrowing costs under these facilities unless the leverage ratio of net debt to ebitda rises above 3.5x.

The Company has received consents from lenders aggregating above 90% of commitments in each Facility with no declines to date. While a number of lenders continue to work on the request, the consent threshold for each Facility has been comfortably achieved. Further details will be made available by the Company along with Earnings Announcement for second Quarter on July 29th.

Calyon and HSBC Bank plc acted on behalf of ArcelorMittal as the Coordinators for the amendment process.